Exhibit 99.1

Baozun Announces Second Quarter 2017 Unaudited Financial Results

SHANGHAI, CHINA – August 21, 2017 – Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Second Quarter 2017 Financial Highlights

●	Total net revenues were RMB888.3 million (US$[1]131.0 million), an increase of 26.9% year-over-year.

●	Net income attributable to Baozun ordinary shareholders was RMB29.8 million (US$4.4 million), a significant increase from RMB1.5 million in the same quarter of last year.

●	Non-GAAP net income attributable to Baozun ordinary shareholders[2] was RMB42.9 million (US$6.3 million), an increase of 421.9% year-over-year.

●	Basic and diluted net income attributable to Baozun ordinary shareholders per American Depository Share (“ADS[3]”) were RMB0.55 (US$0.08) and RMB0.51 (US$0.08), respectively, compared with basic and diluted net income attributable to Baozun ordinary shareholders per ADS of RMB0.03 for the same period of 2016.

●	Basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS were RMB0.80 (US$0.12) and RMB0.73 (US$0.11), respectively, compared with basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS of RMB0.17 and RMB0.15, respectively, for the same period of 2016.

Second Quarter 2017 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[4] was RMB3,604.9 million, an increase of 63.5% year-over-year.

●	Distribution GMV[5] was RMB586.4 million, an increase of 9.5% year-over-year.

●	Non-distribution GMV[6] was RMB3,018.5 million, an increase of 80.9% year-over-year.

●	Number of brand partners increased to 140 as of June 30, 2017, from 120 as of June 30, 2016.

●	Number of GMV brand partners increased to 129 as of June 30, 2017, from 108 as of June 30, 2016.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.7793 to US$1.00, the noon buying rate in effect on June 30, 2017 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP net income attributable to Baozun ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to Baozun ordinary shareholders excluding share-based compensation expenses.

3 Each ADS represents three Class A ordinary shares.

4 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

5 Distribution GMV refers to the GMV under the distribution business model.

6 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

“We are pleased to report another quarter of strong financial and operational results driven primarily by robust growth from our existing online stores and the further optimization of our business model,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “Technology is the key to our success and the rapid expansion of our business and service offerings. To further increase our competitive advantage, we established an innovation center during the quarter to focus on enhancing our IT capabilities and expanding the scale of our technology services. We will continue to invest in building our long-term technological competitive advantage to further reinforce our market leading position in China’s brand e-commerce market.”

Mr. Beck Chen, Chief Financial Officer of Baozun commented, “We are very proud to deliver another solid quarter of growth with GMV increasing by 63.5% year-over-year. Brands under our non-distribution model performed particularly well, with non-distribution GMV continuing to grow at an even faster rate of 80.9%. We are further optimizing our business model mix towards the non-distribution model by transitioning one of our largest brand partners. As more business is transitioned to the non-distribution model, we expect product sales revenue will be impacted over the next few quarters while services revenue is expected to continue growing rapidly alongside an improving gross margin. We also witnessed a significant increase in non-GAAP net income attributable to ordinary shareholders of Baozun Inc., which grew by more than four times when compared to the same period last year.”

Second Quarter 2017 Financial Results

Total net revenues were RMB888.3 million (US$131.0 million), an increase of 26.9% from RMB700.3 million in the same quarter of last year.

Product sales revenue was RMB504.4 million (US$74.4 million), an increase of 9.6% from RMB460.0 million in the same quarter of last year.

Services revenue was RMB384.0 million (US$56.6 million), an increase of 59.8% from RMB240.3 million in the same quarter of last year. The increase was primarily attributable to the rapid growth of the Company’s consignment and service fee business model, and in particular, growth in sales of apparel products sold by existing brand partners as they expand their online presence.

Total operating expenses were RMB850.8 million (US$125.5 million), compared with RMB699.9 million in the same quarter of last year.

●	Cost of products was RMB440.6 million (US$65.0 million), compared with RMB412.0 million in the same quarter of last year. The increase was primarily due to an increase in the volume of product sales from the Company’s core brand e-commerce business.

●	Fulfillment expenses were RMB172.9 million (US$25.5 million), compared with RMB110.1 million in the same quarter of last year. The increase was primarily due to increases in GMV contribution from the Company’s consignment business, percentage of total orders fulfilled by a premium delivery service provider, and warehouse rental expenses.

●	Sales and marketing expenses were RMB183.3 million (US$27.0 million), compared with RMB141.0 million in the same quarter of last year. The increase was primarily due to increases in store operation staff and promotional and marketing expenses associated with Company-operated online stores.

●	Technology and content expenses were RMB31.4 million (US$4.6 million), compared with RMB21.6 million in the same quarter of last year. The increase was primarily due to increases in technology-focused staff, share-based compensation expenses and project-based variable technological expenses for brand stores.

●	General and administrative expenses were RMB26.6 million (US$3.9 million), compared with RMB19.5 million in the same quarter of last year. The increase was primarily due to increases in administrative staff cost and share-based compensation expenses.

Income from operations was RMB37.5 million (US$5.5 million), compared with RMB0.4 million in the same quarter of last year. Operating margin was 4.2%, compared with 0.1% in the same quarter of last year.

Non-GAAP income from operations7 was RMB50.7 million (US$7.5 million), compared with RMB7.1 million in the same quarter of last year. Non-GAAP operating margin was 5.7%, compared with 1.0% in the same quarter of last year.

Net income attributable to Baozun ordinary shareholders was RMB29.8 million (US$4.4 million), compared with RMB1.5 million in the same quarter of last year. Basic and diluted net income attributable to Baozun ordinary shareholders per ADS were RMB0.55 (US$0.08) and RMB0.51 (US$0.08), respectively, compared with basic and diluted net income attributable to Baozun ordinary shareholders per ADS of RMB0.03 in the same period of 2016.

Non-GAAP net income attributable to Baozun ordinary shareholders was RMB42.9 million (US$6.3 million), an increase of 421.9% from the same quarter last year. Basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS8 were RMB0.80 (US$0.12) and RMB0.73 (US$0.11), respectively, compared with basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS of RMB0.17 and RMB0.15, respectively, in the same period of 2016.

As of June 30, 2017, the Company had RMB887.1 million (US$130.9 million) in cash, cash equivalents and short-term investment, a decrease from RMB957.3 million as of December 31, 2016 primarily due to investment in logistics space.

7 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.

8 Basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to Baozun ordinary shareholders divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

Business Outlook

For the third quarter of 2017, the Company expects total net revenues to be between RMB870 million and RMB910 million.

The Company will begin providing growth guidance for services revenue as it transitions more business under the distribution model to the non-distribution model. Under the non-distribution model, Baozun only recognizes revenue on a net basis as services revenue. For the third quarter of 2017, the Company expects services revenue to increase by over 50% on a year-over-year basis

Conference Call

The Company will host a conference call to discuss the earnings at 9:00 p.m. Eastern Time on Monday, August 21, 2017 (9:00 a.m. Beijing time on Tuesday, August 22, 2017).

Dial-in numbers for the live conference call are as follows:

International:	+852 3008 1527
U.S. Toll Free	+1 866-548-4713
Mainland China Toll Free	4001-209101
Hong Kong Toll Free	8009-61105

Passcode: BZUN

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, August 29, 2017.

Dial-in numbers for the replay are as follows:

International Dial-in	+852 3008-0334
U.S. Toll Free	+1 888-203-1112

Passcode: 8094417

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses non-GAAP net income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to Baozun ordinary shareholders and non-GAAP net income (loss) attributable to Baozun ordinary shareholders per ADS, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP net income/(loss) from operations is net income/(loss) from operations excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to Baozun ordinary shareholders is net income (loss) attributable to Baozun ordinary shareholders excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to Baozun ordinary shareholders per ADS is non-GAAP net income (loss) attributable to Baozun ordinary shareholders divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s operating results without considering the impact of share-based compensation expenses. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations and non-GAAP net income/(loss) is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP net income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to Baozun ordinary shareholders and non-GAAP net income (loss) attributable to Baozun ordinary shareholders per ADS for the period should not be considered in isolation from or as an alternative to net income/(loss) from operations, operating margin, net income/(loss), net margin, net income (loss) attributable to Baozun ordinary shareholders and net income (loss) attributable to Baozun ordinary shareholders per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Caroline Dong

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	917,319	589,183	86,909
Restricted cash	50,832	38,181	5,632
Short-term investment	40,000	297,916	43,945
Accounts receivable, net	624,817	612,070	90,285
Inventories	312,071	344,496	50,816
Advances to suppliers	75,727	75,675	11,163
Prepayments and other current assets	108,495	96,277	14,202
Amounts due from related parties	38,772	30,689	4,527
Total current assets	2,168,033	2,084,487	307,479

Non-current assets
Investments in equity investees	33,443	32,413	4,781
Property and equipment, net	100,892	117,419	17,320
Intangible assets, net	26,984	32,399	4,779
Other non-current assets	26,581	95,158	14,037
Deferred tax assets	12,332	12,626	1,862
Total non-current assets	200,232	290,015	42,779

Total assets	2,368,265	2,374,502	350,258

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	526,461	474,949	70,059
Notes payable	115,140	75,970	11,206
Income tax payables	15,811	20,249	2,987
Accrued expenses and other current liabilities	138,841	169,790	25,046
Total current liabilities	796,253	740,958	109,298
Total liabilities	796,253	740,958	109,298

Shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 146,111,244 and 149,642,772 shares issued and outstanding as of December 31, 2016 and June 30, 2017, respectively)	92	94	14
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2016 and June 30, 2017, respectively)	8	8	1
Additional paid-in capital	1,761,430	1,795,910	264,911
Accumulated deficit	(233,866)	(193,499)	(28,543)
Accumulated other comprehensive income	44,348	31,031	4,577

Total shareholders' equity	1,572,012	1,633,544	240,960

Total liabilities and shareholders' equity	2,368,265	2,374,502	350,258

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended June 30,
	2016	2017
	RMB	RMB	US$

Net revenues
Product sales	460,034	504,379	74,400
Services	240,267	383,956	56,637
Total net revenues	700,301	888,335	131,037

Operating expenses (1)
Cost of products	(412,015)	(440,571)	(64,988)
Fulfillment	(110,084)	(172,903)	(25,505)
Sales and marketing	(141,049)	(183,340)	(27,044)
Technology and content	(21,554)	(31,429)	(4,636)
General and administrative	(19,500)	(26,642)	(3,930)
Other operating income, net	4,349	4,092	604
Total operating expenses	(699,853)	(850,793)	(125,499)
Income from operations	448	37,542	5,538
Other income (expenses)
Interest income	3,017	3,417	504
Exchange loss	(277)	(435)	(64)
Income before income tax	3,188	40,524	5,978
Income tax expense	(1,643)	(10,262)	(1,514)
Share of loss in equity method investment, net of tax of nil	-	(500)	(74)
Net income attributable to ordinary shareholders of Baozun Inc.	1,545	29,762	4,390

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.01	0.18	0.03
Diluted	0.01	0.17	0.03
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	0.03	0.55	0.08
Diluted	0.03	0.51	0.08
Weighted average shares used in calculating net income per ordinary share
Basic	148,681,254	161,186,979	161,186,979
Diluted	159,177,347	176,053,767	176,053,767

Net income attributable to ordinary shareholders of Baozun Inc.	1,545	29,762	4,390
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	9,916	(7,824)	(1,154)
Comprehensive income	11,461	21,938	3,236

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended June 30,
	2016	2017
	RMB	RMB	US$

Fulfillment	279	730	108
Sales and marketing	2,935	5,151	760
Technology and content	1,821	2,827	417
General and administrative	1,638	4,418	652
	6,673	13,126	1,937

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended June 30,
	2016	2017
	RMB	RMB	US$

Income from operations	448	37,542	5,538
Add: Share-based compensation expenses	6,673	13,126	1,937
Non-GAAP income from operations	7,121	50,668	7,475

Net income attributable to ordinary shareholders of Baozun Inc.	1,545	29,762	4,390
Add: Share-based compensation expenses	6,673	13,126	1,937
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	8,218	42,888	6,327

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	0.17	0.80	0.12
Diluted	0.15	0.73	0.11
Weighted average shares used in calculating net income per ordinary share
Basic	148,681,254	161,186,979	161,186,979
Diluted	159,177,347	176,053,767	176,053,767